

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2022

Talat Imran
Chief Executive Officer
Rani Therapeutics Holdings, Inc.
2051 Ringwood Avenue
San Jose, CA 95131

       Re: Rani Therapeutics Holdings, Inc.
           Registration Statement on Form S-3
           Filed December 16, 2022
           File No. 333-268855

Dear Talat Imran:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Josh Seidenfeld, Esq.